Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Monday, March 28, 2022, for the purposes of, among other matters, considering and approving (i) the fourth quarterly results of the Company and its subsidiaries for the three months ended December 31, 2021 and its publication, and (ii) the annual results of the Company and its subsidiaries for the year ended December 31, 2021 and its publication.

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern time on March 28, 2022 (8:00 p.m. Beijing/Hong Kong time on March 28, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-654-9168

United Kingdom:	+44-208-602-0818

International:	+1-209-313-0576

Hong Kong, China:	+852-5808-6567

China Mainland:	400-682-8629

Conference ID:	2474706

Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until April 4, 2022, by dialing the following telephone numbers:

United States:	+1-855-859-2056

International:	+1-404-537-3406

Replay Access Code:	2474706

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Monday, March 7, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only